December 21, 2016

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

U.S Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-33998

Dear Ms. Shenk,

We are in receipt of the letter, dated December 19, 2016 (the “Comment Letter”), from the staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). The Commission requested that the Company respond to the Comment Letter within ten business days of December 19, 2016, or to advise the Commission when the Company would provide a response.

The Company advises the Commission that it is in the process of preparing a response and, as discussed with Ms. Theresa Brillant, respectfully requests an extension until January 20, 2017.

Thank you for your consideration of the requested extension. If you have any question or comments, please do not hesitate to contact the undersigned at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall
Marcia A. Dall
Chief Financial Officer

cc:	Theresa Brillant, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Carter Vance, Esq., Churchill Downs Incorporated
Chad Dobson, Churchill Downs Incorporated
John Kelsh, Esq., Sidley Austin LLP
Mark Rexroat, PricewaterhouseCoopers LLP

600 North Hurstbourne Parkway, Suite 400 Louisville, KY 40222

(502) 636-4400 www.churchilldownsincorporated.com